SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: September 28, 2012

List of materials

Documents attached hereto:

i) Press Release Announcement of Agreements Between Olympus and Sony to Form Business and Capital Alliance.

September 28, 2012
PRESS RELEASE
Olympus Corporation
Sony Corporation

Announcement of Agreements Between Olympus and Sony to Form Business and Capital Alliance

Olympus Corporation (“Olympus”) and Sony Corporation (“Sony”) today announced that the two companies have entered into a business alliance agreement (the “business alliance agreement”) and a capital alliance agreement (the “capital alliance agreement”) through a third-party allotment of Olympus’s common shares to Sony.

Comment from Hiroyuki Sasa, Representative Director and President, Olympus Corporation
“In line with its medium-term vision announced in June 2012, Olympus has been pushing to enhance its financial strength and weighing the possibility of a business and capital tie-up for greater business synergy in the core business domains of medical and imaging. In this regard, we have decided to form a business and capital alliance with Sony, which is strong in image sensors and other image-related technologies. Partnering with Sony will provide great advantage to Olympus and enable the two companies to exchange various complementary competencies. Investment from Sony will help strengthen our financial base. In addition, through this alliance, the strengths of the two companies will merge, certainly making it possible for Olympus to contribute to world medical progress by developing a variety of new medical devices that would not be possible by Olympus alone. In the field of digital cameras, we will seek to achieve collaboration in a manner that further improves the competitiveness of the two companies.”

Comment from Kazuo Hirai, President and CEO, Sony Corporation
“As part of our strategic initiatives announced in April 2012, at Sony we are aggressively pursuing the growth of our medical business, with the aim of developing it into a key pillar of our overall business portfolio.  The business and capital alliances we have agreed with Olympus today will be integral to these plans.  By combining Sony’s cutting-edge technologies in areas such as digital imaging, 3D and 4K* with Olympus’s long-standing experience and established foundations in the medical market, we believe that we will be able to create highly innovative and competitive products and generate new business opportunities in surgical endoscopes and other related areas where significant future growth is anticipated.  We also believe there are many potential opportunities for collaboration between Olympus and Sony’s digital camera businesses, and are confident that by building on our respective strengths we can also enhance and grow our presence in this market.   All of us at Sony will spare no effort to ensure that the business and capital alliances, including Sony’s investment in Olympus, will be a resounding success for both companies.”
*4K: More than four times resolution of Full HD. 4196 (H) x2160 (V)

Details of the business alliance agreement and the capital alliance agreement (collectively the “business and capital alliance agreements”) are stated below.

1.     Reasons for the Business and Capital Alliances

The business and capital alliances are expected to allow the two companies to combine Olympus’s lens and optical technologies, as well as the strength of its brand and R&D, with Sony’s broad range of technologies including digital imaging technologies and apply them in the rapidly growing medical market.  Sony and Olympus anticipate extensive opportunities to create new products and businesses and contribute to the medical industry. In addition, Olympus and Sony plan to explore opportunities for collaboration between their respective camera businesses including transactions involving core components primarily for compact digital cameras, with the aim of enhancing the corporate value of each company.

2.     Purpose of Business and Capital Alliances

The purpose of the business and capital alliances is as follows.

(1) Medical Business

The companies aim to strengthen and enhance their presence in the market for medical products such as surgical endoscopes and video microscopes through the development of new medical products and businesses. The companies aim to do this by aligning Olympus’s manufacturing and R&D expertise, brand recognition, global sales and marketing expertise in the area of medical products, and its lens and optical technologies, with Sony’s strengths in digital imaging technologies such as image sensors and image technologies including 3D and 4K.  In addition, by combining the know-how and products Olympus has developed in its medical business with Sony’s strengths in audio visual solutions, the two companies aim to establish a comprehensive systems integration business that offers high value-added solutions for operating rooms and other medical arenas.  In order to implement the business alliance in the medical arena as outlined above, Olympus and Sony have agreed to establish a medical business venture. (Please see “Details of Business Alliance” as described below, for more information.)

(2) Camera Business

The two companies also aim to enhance their competitiveness, primarily in the area of compact digital cameras, by exploring opportunities for mutually beneficial transactions and collaboration between their respective camera businesses, including the supply of Olympus technologies such as camera lenses and mirror cells to Sony, and the provision of Sony image sensors to Olympus.

3.     Capital Alliance

In connection with the business alliance, Olympus and Sony have entered into a capital alliance agreement, under which Olympus will issue new shares to Sony through a third-party allotment.  Under the terms of the capital alliance agreement, Olympus will issue 34,387,900 common shares to Sony through a third-party allotment (Sony’s ratio of voting rights after the third-party allotment will be　11.46%, and the ratio of shares to be issued against the total shares issued and outstanding before such issuance will be 11.28%) in two tranches. The due date of payment for the first third-party allotment for 13,100,000 shares (“the first third-party allotment”) is on October 23, 2012, while the period of payment for the second third-party allotment for 21,287,900 shares (“the second third-party allotment”) is from October 23, 2012 to February 28, 2013.

The share price will be 1,454 per share.  The two companies have also agreed that Olympus will make every effort to help ensure that a candidate nominated by Sony is appointed as a member of the board of directors of Olympus.  For more information on the issuance of new shares through a third-party allotment, please refer to the related press release titled “Issuance of new shares through a third-party allotment and change in major shareholder” made by Olympus on September 28, 2012.
http://www.olympus-global.com/en/corc/ir/tes/pdf/nr120928_4.pdf

4.     Details of Business Alliance

(1) Medical Business

①
Olympus and Sony have agreed to establish a medical business venture company (the “medical business venture”) by the end of December 2012, subject to customary closing conditions, including the receipt of any necessary regulatory approvals.  By combining their respective technologies and know-how, the two companies aim to create ground-breaking products that go beyond existing frameworks, to generate new business opportunities.

i) Outline of medical business venture

Name	To be further discussed and decided by the two companies (To be incorporated as a corporation in Japan)
Board members, etc.
●   Total number of directors will be 7 (Four to be nominated by Sony, three by Olympus)
●   Two representative directors to be appointed, with one representative director and the president to be nominated by Sony, and one representative director and the deputy president to be nominated by Olympus.
●   Two auditors to be appointed, with Olympus and Sony to nominate one each.

Type of Business
(1)     Development, engineering, manufacture and sale of the following products:
(i)    New surgical endoscopes with 4k (or higher) resolution or 3D function, and related systems.
(ii)   Any other products to be agreed between the two companies.
(2)     Integrated solutions of medical and video equipment for operating rooms and other medical arenas.

Stated Capital	JPY 50 million yen
Date of Incorporation	During December 2012
Accounting Period	From April 1 through March 31
Capital Ratio	Olympus 49%, Sony 51%
* Details such as company name, location, net assets, total assets, etc. will be announced once finalized.

ii) Prospects for medical business venture

The two companies anticipate the global surgical medical equipment market will grow to a value over JPY 750 billion yen by 2020 and, within that market, also anticipate that surgical endoscopes and other related areas at which the medical business venture is targeting will grow to a value over JPY 330 billion yen globally by 2020. In these latter areas, the medical business venture aims to have more than 20% market share by 2020.

②The two companies have agreed to expand medical product sales by leveraging both companies’ sales networks.

(2) Camera Business
The two companies aim to enhance their competitiveness, primarily in the area of compact digital cameras, by exploring opportunities for mutually beneficial transactions and collaboration between their respective camera businesses, including the supply of Olympus technologies such as camera lenses and mirror cells to Sony, and the provision of Sony image sensors to Olympus.

5.     Company Outlines
Name	Olympus Corp.	Sony Corp.
Location	2-43-2 Hatagaya, Shibuya-ku, Tokyo, Japan	1-7-1 Konan, Minato-ku, Tokyo, Japan
Title and Name of Representative	Hiroyuki Sasa, Representative Director, President and CEO	Kazuo Hirai, Representative Corporate Executive Officer
Type of Business	Manufacture and sale of precision instruments and machinery	Manufacture and sale of electronic products and components
Stated Capital	JPY 48,332 million (as of March 31, 2012)	JPY 630,923 million (as of March 31, 2012)
Date of Incorporation	October 12, 1919	May 7, 1946

Major Shareholders and Shareholding Ratio (as of March 31, 2012)
Nippon Life Insurance Company
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
The Master Trust Bank of Japan, Ltd. (Trust Account)
Japan Trustee Services Bank, Ltd. (Sumitomo Mitsui Banking Corporation retirement benefit trust account re-entrusted by The Sumitomo Trust and Banking Co., Ltd.)
Japan Trustee Services Bank, Ltd. (Trust Account)
Sumitomo Mitsui Banking Corporation
MORGAN STANLEY PRIVATE BANK, NATIONAL ASSOCIATION PB
CLIENT CUSTODY
(Standing Proxy: The Hongkong and Shanghai Banking
Corporation Limited, Tokyo Branch)
Terumo Corporation
State Street Bank and Trust Company 505223 (Standing Proxy: Mizuho Corporate Bank, Custody & Proxy Dept.)
The Hachijuni Bank, Ltd.
4.89% 4.89% 3.71% 3.31% 3.11% 3.07% 2.55% 2.05% 1.83% 1.52%
Japan Trustee Services Bank, Ltd. (Trust Account)
Moxley and Company LLC (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)
The Master Trust Bank of Japan, Ltd. (Trust Account)
SSBT OD05 Omnibus Account – Treaty Clients (Standing Proxy: The Hongkong and Shanghai Banking
Corporation Limited)
Japan Trustee Services Bank, Ltd. (Trust Account 9)
State Street Bank and Trust Company (Standing Proxy: The Hongkong and Shanghai Banking Corporation Limited)
Japan Trustee Services Bank, Ltd. (Trust Account 1)
State Street Bank and Trust Company 505225 (Standing Proxy: Mizuho Corporate Bank)
Japan Trustee Services Bank, Ltd. (Trust Account 6)
Mellon Bank, N.A. as Agent for its Client
Mellon Omnibus US Pension
(Standing Proxy: Mizuho Corporate Bank)
7.01% 6.66% 5.10% 2.39% 2.08% 1.21% 0.97% 0.97% 0.93% 0.87%
Financial results for most recent three years (million yen)
Fiscal Year ending March 31	2010	2011	2012	2010		2011		2012
Consolidated Net Assets	163,131	115,579	48,028	3,285,555 (Note 1)		2,936,579 (Note 1)		2,490,107 (Note 1)
Consolidated Total Assets	1,104,528	1,019,160	966,526	12,862,624		12,911,122		13,295,667
Consolidated Net Assets per share	576.63	421.37	167.76	2,955.47		2,538.89		2,021.66
Consolidated Net Sales	883,086	847,105	848,548	7,213,998		7,181,273		6,493,212
Consolidated Operating Income (Loss)	61,160	38,379	35,518	31,772		199,821		(67,275)
Consolidated Ordinary Income (Loss)	46,075	23,215	17,865	26,912 (Note 1)		205,013 (Note 1)		(83,186 (Note 1	) )
Consolidated Net Income (Loss)	52,527	3,866	(48,985)	(40,802 (Note 1	) )	(259,585 (Note 1	) )	(456,660 (Note 1	) )
Consolidated Net Income (Loss) per share	194.90	14.39	(183.54)	(40.66 (Note 1	) )	(258.66 (Note 1	) )	(455.03 (Note 1	) )
Dividends per share	30.00	30.00	-	25.00		25.00		25.00
Relationship between the two companies	Shareholding
Sony holds 100,000 common shares of Olympus (equivalent to 0.04% of outstanding shares with voting rights in Olympus).  There is no shareholder relationship between affiliates of Olympus and Sony required to be referred to herein.

Personnel
There is no personnel relationship between Olympus and Sony required to be referred to herein.  There is no personnel relationship between affiliates of Olympus and Sony required to be referred to herein.

	Transaction	Olympus purchases several products, such as image sensors, monitors and recorders for its products from Sony.
	Applicability as a related party	Sony is not deemed to be a related party of Olympus. Olympus is not deemed to be a related party of Sony.
Note 1:  Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “income (loss) before income taxes”, “net income (loss) attributable to shareholders of Sony Corporation” and “net income (loss) attributable to shareholders of Sony Corporation per share” are stated in place of “net assets”, “ordinary income (loss)”, “net income (loss)” and “Net Income (Loss) per share”, respectively.

6. Schedule
(1)	Board meetings held by respective companies	September 28, 2012 (today)
(2)	Execution of the business and capital alliance agreements between the two companies	September 28, 2012 (today)
(3)	New shares to be issued to Sony by Olympus	The first third-party allotment: October 23, 2012 (scheduled) The second third-party allotment: between October 23, 2012, and February 28, 2013. (scheduled)
(4)	Establishment of medical business venture	During December 2012 (scheduled)

7. Future Prospects

The two companies expect the impact of the business and capital alliances on their respective business performance to extend over a mid- to long-term period.  The medical business venture is expected to become a consolidated subsidiary of Sony.  The two companies are currently evaluating the impact of the business and capital alliances on their consolidated financial results and financial position for the fiscal year ending March 31, 2013.

###
Inquiries
Tetsuo Hyakutake, General Manager,
Public Relations and IR Office, Olympus Corporation
(Tel: +81-3-3340-2111)
Yoshinori Hashitani, VP, IR Division, Sony Corporation
(Tel:+81-3-6748-2111)
Shiro Kambe, SVP, Corporate Communications, Sony Corporation
(Tel: +81-3-6748-2200)